FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Translation of Share Buyback Report for the reporting month from August 1, 2010 to August 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 14, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from August 1, 2010 to August 31, 2010 filed with the Director General of the Kanto Finance Bureau]

Class of Shares: Common Stock

1.	Status of repurchase

(1) Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution at a meeting of the board of directors (“Board”)

	As of August 31, 2010
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 30, 2010) (Period of repurchase: from August 9, 2010 to September 17, 2010)	75,000,000		50,000,000,000

Repurchases during this reporting month (Date of repurchase)	Date	—	—
	August 9	5,060,600	2,565,138,700
	August 10	4,529,400	2,349,829,200
	August 11	5,967,800	3,045,819,800
	August 12	5,175,200	2,544,947,200
	August 13	4,606,300	2,298,363,000
	August 16	5,178,000	2,572,562,000
	August 17	5,809,600	2,860,994,400
	August 18	5,147,100	2,567,072,600
	August 19	4,300,000	2,187,500,000
	August 20	5,571,300	2,804,550,000
	August 23	4,663,300	2,339,950,000
	August 24	3,508,300	1,735,691,900
	August 25	4,892,500	2,379,377,500
	August 26	4,200,000	2,003,500,000
	August 27	2,307,000	1,097,146,000
	August 30	3,729,900	1,839,991,200
	August 31	353,700	169,261,200

Total	—	75,000,000	37,361,694,700

Aggregate shares repurchased as of the end of this reporting month	75,000,000		37,361,694,700

Progress of share repurchase (%)	100.0		74.7

2.	Status of disposition

	As of August 31, 2010
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)
	August 5	79	38,631
	August 13	56	28,392
	August 16	70	35,630

Subtotal	—	205	102,653

Other (exercise of stock acquisition rights)	(Date)
	August 3	600	600
	August 4	3,000	3,000
	August 5	4,800	4,800
	August 6	4,200	4,200
	August 9	2,500	2,500
	August 11	7,800	7,800
	August 12	1,100	1,100
	August 16	6,900	6,900
	August 18	16,900	16,900
	August 23	3,000	3,000
	August 24	20,800	20,800
	August 31	3,500	3,500

Subtotal	—	75,100	75,100

Total		75,305	177,753

3.	Status of shares held in treasury

As of August 31, 2010
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,719,133,241

Number of treasury shares	118,644,243